

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2019

Mark Williams
President and Chief Executive Officer
20/20 Global, Inc.
480 22nd Street, Box 2
Heyburn, ID 83336

> **Re: 20/20 Global, Inc.**
> **Form 10-12G**
> **Filed April 15, 2019**
> **File No. 000-56022**

Dear Mr. Williams:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Consumer Products